[LETTERHEAD OF YUM CHINA HOLDINGS, INC.]

October 5, 2016

VIA HAND DELIVERY AND EDGAR

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             Yum China Holdings, Inc.
Registration Statement on Form S-1
Filed September 21, 2016
File No. 333-213719

Dear Mr. Dobbie:

On behalf of Yum China Holdings, Inc. (“Yum China Holdings” or the “Company”), set forth below is the response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 30 , 2016, regarding the Company’s registration statement on Form S-1 (File No. 333-213719) (the “S-1”) filed on September 21, 2016. In connection with this letter responding to the Staff’s comments, we are filing with the Commission Amendment No. 1 to the S-1 (“Amendment No. 1”).  For the Staff’s convenience, a copy of this letter, along with five copies of Amendment No. 1 marked to show the revisions from the version of the S-1 filed on September 21, 2016, are being delivered to your attention.

For your convenience, the Staff’s comment is set forth in bold, followed by the response on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

General

1.              We note that you have a pending registration statement on Form 10. To the extent you make any changes to the disclosure in that document which are applicable to the disclosure in the S-1, please confirm that you will revise the S-1 accordingly.

Response:  The Company respectfully acknowledges the Staff’s comment, and confirms that it has revised the S-1 to reflect applicable changes to the Company’s registration statement on Form 10.

*                               *                                *                               *                                *                               *

In response to your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact our counsel, Benjamin M. Roth of Wachtell, Lipton, Rosen & Katz, at (212) 403-1378 or at BMRoth@wlrk.com.

Sincerely yours,

/s/ Micky Pant
Micky Pant
Chief Executive Officer
Yum China Holdings, Inc.

Enclosures

cc:                                Benjamin M. Roth

Wachtell, Lipton, Rosen & Katz

Scott Catlett

Vice President and Deputy General Counsel, Yum! Brands, Inc.